JPMorgan Trust I

270 Park Avenue

New York, New York 10017

VIA EDGAR

January 25, 2018

Mark Cowan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I – Registration Statement on Form N-14
File No. 333-221841

Dear Mr. Cowan:

This letter is in response to the comments of the staff of the Securities and Exchange Commission (“staff”) that you provided telephonically on December 21, 2017 on the registration statement on Form N-14 (the “Registration Statement”) for JPMorgan Trust I (the “Trust”), filed on November 30, 2017, with respect to the reorganization of the JPMorgan Multi-Cap Market Neutral Fund (the “Acquired Fund”) with and into the JPMorgan Research Market Neutral Fund (the “Acquiring Fund” and, together with the Acquired Fund, the “Funds”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Registration Statement to be filed pursuant to Rule 485(a) under the Securities Act of 1933. Capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

COMMENTS

General

1.	Comment: Please provide a proxy card to the staff prior to the definitive filing.

Response: The proxy card is included in the Proxy Statement/Prospectus.

2.	Comment: Please describe any portfolio repositioning that is expected to occur in connection with the reorganization. If estimable, please also provide an estimate of the dollar amount of gain or loss expected to be realized by the fund, and the per-share amount of any distributions to shareholders expected to be made, as a result of the repositioning.

Response: A description of portfolio repositioning and an estimate of the gain or loss expected to be realized by the Acquired Fund has been added to the Proxy Statement/Prospectus.

3.	Comment: The staff notes that there are several sections in the Proxy Statement/Prospectus that include a statement to the effect that the summary or discussion is qualified in its entirety by reference to the Reorganization Agreement or to the Funds’ prospectuses. Please revise the relevant disclosure to remove such statements because the Proxy Statement/Prospectus must contain all material terms.

Response: The requested change will be made.

Letter to Shareholders

4.	Comment: On page ii, please confirm whether the current prospectus for the Acquiring Fund is incorporated by reference. If not, all information regarding the Acquiring Fund required by Item 5 of Form N-14 must be included in this Proxy Statement/Prospectus.

Response: The current prospectus for the Acquiring Fund is not incorporated by reference. We confirm that all information regarding the Acquiring Fund required by Item 5 of Form N-14 will be included in the Proxy Statement/Prospectus.

5.	Comment: On page ii, please include the Securities Act of 1933 File Number for documents incorporated by reference.

Response: The requested change will be made.

6.	Comment: On page ii, please disclose whether the Annual Report for the Acquiring Fund is being incorporated by reference as well.

Response: The Annual Report for the Acquiring Fund is not incorporated by reference.

Proxy Statement/Prospectus

Proposal

7.	Comment: On page 1, consider adding disclosure in the Q&A explaining who is paying for the costs of the reorganization.

Response: The current disclosure on page 2, in response to the “Will I have to pay any sales load, commission, redemption fee, or other transactional fee in connection with the Reorganization” question, already states that JPMIM and/or JPMDS will waive their fees and/or reimburse expenses, as needed, in an amount sufficient to offset costs incurred by the Funds relating to the Reorganization.

8.	Comment: On page 1, please specify the duration of the contractual fee waiver and/or expense reimbursement agreement for each share class of the Acquiring Fund.

Response: The requested change will be made.

9.	Comment: On page 1, please clearly disclose that the gross and net expense ratios of the Acquiring Fund are higher than the expense ratios of the Acquired Fund for each share class and by how much.

Response: The requested change will be made.

10.	Comment: On page 1 and throughout the Proxy Statement/Prospectus, please clarify that the “current” expense ratios are as of June 30, 2017.

Response: The requested changes will be made.

11.	Comment: On page 1, please explain to the staff why the Acquiring Fund’s expense ratios will increase post Reorganization.

Response: JPMIM and JPMDS have entered into a contractual expense limitation agreement with each Fund. Under these agreements, the Acquiring Fund’s contractual expense cap is the same as Acquired Fund’s contractual expense cap. However, as disclosed in the Proxy Statement/Prospectus, these contractual expense limitation agreements exclude certain expenses, including dividend and interest expenses related to short sales. The Acquiring Fund has recently had higher dividend and interest expenses related to short sales, which, because they are excluded from the expense limitation agreements, lead to the estimation that post-Reorganization, the Acquiring Fund’s gross and net expense ratios will be higher than those of the Acquired Fund. As explained in the Proxy Statement/Prospectus, dividend and interest expenses related to short sales are variable expenses and may change from year to year.

12.	Comment: On page 2 and throughout the Proxy Statement/Prospectus, please clarify whether the waivers disclosed in the “Will I have to pay any sales load, commission, redemption fee, or other transactional fee in connection with the Reorganization?” question are in addition to the previously noted contractual expense caps.

Response: The requested change will be made.

13.	Comment: On page 2, for the “Will I have to pay any federal income taxes as a result of the Reorganization?” question, please include a “Yes” or “No” answer.

Response: The requested change will be made.

Summary

14.	Comment: In the Summary, please disclose any main differences in risks between the Acquiring Fund and the Acquired Fund.

Response: On page 14 of the Proxy Statement/Prospectus, the Funds’ Principal Risks are compared in a side-by-side chart. Additionally, beginning on page 14, the Principal Risks disclosure notes when it is only applicable to one of the Funds. We respectfully believe that this adequately addresses the main differences in risks between the Funds.

15.	Comment: In the Summary, please explain why the Acquiring Fund’s strategy results in more short sale and dividend expenses.

Response: The requested change will be made.

Comparison of Fees and Expenses

16.	Comment: Please provide a summary of how the fees and expenses to be paid by the Acquiring Fund post-Reorganization compare to the fees and expenses payable by the Acquired Fund. Also, please incorporate any earlier comments on this topic.

Response: We respectfully decline to make this change as we believe that the comparison of fees in the Q&A section (including revisions we will make in response to the staff’s comments), in addition to the share class-by-share class comparison tables showing the fees for the Acquired Fund, the Acquiring Fund and the Pro Forma Combined Fund, adequately discloses how the fees and expenses to be paid by the Acquiring Fund post-Reorganization compare to the fees and expenses payable by the Acquired Fund.

17.	Comment: Please confirm to the staff that the fees in the expense tables beginning on page 7 of the Proxy Statement/Prospectus are the current fees as required by Item 3(a) of Form N-14.

Response: We confirm that the fees in the expense tables are the current fees as required by Item 3(a) of Form N-14.

18.	Comment: On page 6, the disclosure states that the pro forma fees and expenses of the combined fund are estimated as if the Reorganization occurred on July 1, 2016. The staff notes that the use of July 1, 2016 as the as of date is confusing as the shareholder meeting is not scheduled until March 2018. Please clarify whether this date should be October 31, 2017, the Acquiring Fund’s most recent fiscal year end.

Response: The pro forma fees and expenses of the combined fund will be updated to reflect the amounts that would have been incurred during the twelve-month period ended October 31, 2017. The fees and expenses of the Acquired Fund and the Acquiring Fund will also similarly be updated so that the estimated pro forma fees and expenses of the combined fund presented in the table are shown for the same period as the current expenses of the Acquired Fund and the Acquiring Fund.

19.	Comment: The expense tables state that there is no Maximum Deferred Sales Charge on the Funds for redemption of Fund shares under $1 million. Please note whether there is a contingent deferred sales charge for redemptions on purchases in excess of $1 million.

Response: Redemptions on purchases of $1 million or more may be subject to a contingent deferred sales charge. The contingent deferred sales charge for redemption of Fund shares in excess of $1 million is disclosed in the “Choosing a Share Class” table in Appendix B.

20.	Comment: Footnote 1 to the expense tables states that expenses have been adjusted to reflect the contractual combination of sub-transfer agency fees into “Service Fees” effective 4/3/17. Please explain.

Response: Effective April 3, 2017, JPMorgan Funds ceased making direct payments to Financial Intermediaries for any applicable sub-transfer agency services. After April 3, 2017, JPMDS made payments to Financial Intermediaries for sub-transfer-agency services from the Fund’s service fee. The expense tables reflect this reallocation of expenses.

Information About the Reorganization

21.	Comment: On pages 27-28, please note whether there were any material considerations that were adverse to the proposal considered by the Board.

Response: All of the Board’s material considerations in approving the Reorganization are disclosed on pages 27-28 of the Proxy Statement/Prospectus.

22.	Comment: On pages 27-28, please note whether repositioning costs were considered by the Board.

Response: Repositioning costs were considered by the Board and are discussed in the seventh bullet on page 27.

Information About Management of the Funds

23.	Comment: On page 31, please confirm that a discussion of the basis the Board used in reapproving the investment advisory agreements for the Acquired Fund and Acquiring Fund is available in the semi-annual report dated February 28, 2017 and the annual report for the fiscal year ended October 31, 2017, respectively.

Response: We confirm that a discussion of the basis the Board used in reapproving the investment advisory agreements for the Funds is available in those reports.

24.	Comment: On page 32, please disclose that sales charges are not reflected in the bar chart.

Response: The requested disclosure has been added.

Additional Information About the Acquiring Fund and the Acquired Fund

25.	Comment: On page 34, please clarify if the Funds’ prospectuses, SAIs and Annual Reports are incorporated by reference.

Response: As previously disclosed on page ii of the Proxy Statement/Prospectus, the prospectus, SAI and Annual Report for the Acquired Fund and the SAI for the Acquiring Fund are incorporated by reference into the Proxy Statement/Prospectus. We believe that the current disclosure is appropriate and does not need to be clarified because we have previously disclosed that the documents are incorporated by reference. Further, we believe that the purpose of this section is to outline additional information about the Acquiring Fund and the Acquired Fund that is available to shareholders upon request and without charge, consistent with Item 1(b)(4)(iii) of Form N-14.

26.	Comment: Please update the Financial Highlights of the Acquiring Fund to include information as of October 31, 2017. Also, please confirm that in connection with updating the financial statements, the capitalization table and pro forma financial statements will be updated accordingly. Finally, since the financial statements will be updated, please consider whether the fee tables will need to be updated in order to present the current fees of the Funds.

Response: The requested changes have been made.

27.	Comment: In Appendix B, please note whether the reference to Appendix A is a reference to the Appendix to the Proxy Statement/Prospectus or to the Fund’s prospectus.

Response: We will clarify in Appendix B that this refers to Appendix A to the Fund’s prospectus.

Documents Incorporated by Reference, Including Financial Statements

28.	Comment: On page 30, please include the Securities Act of 1933 File Number for documents incorporated by reference.

Response: The requested change will be made.

Pro Forma Financial Statements

29.	Comment: Please confirm that footnote (d) relates directly to the Reorganization. We note that, pursuant to Rule 11-02(b)(6) of Reg. S-X, the pro forma statement of operations shall include only those adjustments which are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable.

Response: Footnote (d) relates to the elimination of the sub-transfer agency fees which are unrelated to the Reorganization.

Signature Page

30.	Comment: Please confirm that the Acting Treasurer acts in the capacity of Comptroller or Principal Financial Officer.

Response: We confirm that the Acting Treasurer acts in the capacity of the Principal Financial Officer.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at (212)-648-2085.

Sincerely,

/s/ John Fitzgerald
John Fitzgerald
Assistant Secretary